--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            DIGITAL LINK CORPORATION
                           (Name of Subject Company)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION
                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  253856 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:

                           CHRISTOPHER KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE**
                      $32,702,067.40                                                   $6,541

* For purposes of calculating the filing fee only. The amount assumes the purchase of 3,174,458 shares of common stock, no par value per share, of Digital Link Corporation at $10.30 net in cash per share, which represents 90% of all outstanding shares at September 9, 1999 not owned by the persons filing this statement (other than The Naren and Vinita Gupta Foundation).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $6,541           Filing Party:  Bidders
Form or Registration No.:  Schedule 13E-3   Date Filed:    September 10, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 2 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons:  DLZ Corp.
    I.R.S. Identification No. of above person (entities only):  77-0522035

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    California
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    4,034,687 shares of Common Stock*
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    50.6%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    CO
--------------------------------------------------------------------------------

* DLZ Corp. intends to enter into a Subscription Agreement with each of The Narendra and Vinita Gupta Living Trust, the Gupta Children's Trust Agreement, and Vinita Gupta, as custodian for her minor children immediately following expiration of the tender offer described in the Offer to Purchase dated September 10, 1999 (the "Offer to Purchase"). Pursuant to the Subscription Agreements, such persons would acquire an aggregate of 4,034,687 shares of newly-issued common stock, no par value per share, of DLZ Corp. in exchange for the 4,034,687 shares of Common Stock, no par value per share, of Digital Link Corporation held by them. The Subscription Agreements are described more fully under the heading "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase.

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 3 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons:  Vinita Gupta
    I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    U.S.A.
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    4,076,355 shares of Common Stock* (Beneficial ownership of 925,500 of these shares is disclaimed)
    *21,668 shares are subject to options that are exercisable within 60 days of September 10, 1999.
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             /X/
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    50.9%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 4 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons:  Narendra K. Gupta
    I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    U.S.A.
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    4,076,355 shares of Common Stock* (Beneficial ownership of 925,500 of these shares is disclaimed)
    *21,668 shares are subject to options that are exercisable within 60 days of September 10, 1999.
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             /X/
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    50.9%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 5 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons:  Gupta Children's Trust Agreement
    I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    U.S.A.
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    862,500 shares of Common Stock
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    10.8%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    OO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 6 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons: Narendra and Vinita Gupta Living Trust I.R.S. Identification No. of above person (entities only):

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    U.S.A.
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    3,109,187 shares of Common Stock
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    38.8%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    OO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 253856 10 8                                         Page 7 of 12 Pages

--------------------------------------------------------------------------------

(1) Name of reporting persons: The Naren and Vinita Gupta Foundation I.R.S. Identification No. of above person (entities only): 77-0388598

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) /X/

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds (see instructions):

    BK
--------------------------------------------------------------------------------

(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization:

    U.S.A.
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person:

    20,000 shares of Common Stock
--------------------------------------------------------------------------------

(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented to amount in Row (7):

    Less than 1.0%
--------------------------------------------------------------------------------

(10) Type of reporting person (see instructions):

    OO
--------------------------------------------------------------------------------

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to a tender offer by DLZ Corp., a California corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, no par value per share (the "Shares"), of Digital Link Corporation, a California corporation, not currently directly or indirectly owned by Purchaser, for a purchase price of $10.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Offer"), and is intended to satisfy the reporting requirements of
Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this
Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively. This
Schedule 14D-1 also constitutes the statement on Schedule 13D of Purchaser, Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation with respect to certain shares which they currently beneficially own.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Digital Link Corporation, a California corporation (the "Company"), which has its principal executive and operating offices at 217 Humboldt Court, Sunnyvale, CA 94089-1300.

    (b) The class of equity securities which are the subject of the Offer is the Company's Common Stock, no par value, and the Offer is for any and all outstanding Shares at a price of $10.30 per Share, net to the seller in cash, without interest thereon. The information set forth under the heading "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c)  The information set forth under the heading "The Tender Offer--Section
5. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser, Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, The Narendra and Vinita Gupta Living Trust, and the Narendra K. and Vinita Gupta Charitable Foundation. The information set forth under the headings "Introduction," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family," and in Schedule II, Information Concerning the Sole Director and Sole Executive Officer of Purchaser and Certain Members of the Gupta Family, to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust, The Naren and Vinita Gupta Foundation or any executive officer, director or trustee of any of them has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section
3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 5. The Merger Agreement" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth under the heading "The Tender Offer--Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth under the headings "Introduction," "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Plans for the Company" and "The Tender Offer-- Section 10. Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 3. Interests of Certain Persons in the Offer and the Merger," "Special Factors--Section 5. The Merger Agreement" and "The Tender Offer--Section 7. Certain Information Concerning Purchaser and the Gupta Family" of the Offer to Purchase and in Schedule III, Interests of the Gupta Family in the Company, to the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under the headings "Introduction," "Special Factors--Section 1. Background of the Offer," "Special Factors--Section 4. Fairness of the Offer and the Merger" and "The Tender Offer--Section 13. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a)  The information set forth under the headings "Special Factors--Section
3. Interests of Certain Persons in the Offer and the Merger" and "Special Factors--Section 5. The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

    (b)-(d) The information set forth under the heading "The Tender Offer--Section 12. Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Text of Press Release issued jointly by Purchaser and by the Company, dated September 3, 1999.

    (a)(8)  Summary Advertisement, dated September 10, 1999.

    (b)(1) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp.

    (b)(2) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp.

    (c)(1) Agreement and Plan of Merger by and between Purchaser and the Company, dated as of September 3, 1999.

    (c)(2) Form of Subscription Agreement to be entered into by DLZ Corp. and certain members of the Gupta Family.

    (c)(3) Depositary Agreement dated September 9, 1999, between Harris Trust Company of New York and DLZ Corp.

    (c)(4) Agreement of Joint Filing dated September 10, 1999, among DLZ Corp., Vinita Gupta, Narendra K. Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation.

    (d)     Not applicable.

    (e)     Not applicable.

    (f)     Not applicable.

    (g)(1) Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET AL., CASE NO. CV784389, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.

    (g)(2) Complaint in WILLIAM LEVY, ET AL. V. DIGITAL LINK CORPORATION, ET AL., CASE NO. CV784407, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.

    (g)(3) Complaint in ANDREW CURTIS WRIGHT, ET AL. V. DIGITAL LINK CORPORATION, ET AL., CASE NO. CV784405, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999                     DLZ CORP.

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                                             President and Chief Executive
                                              Title:         Officer

                                              GUPTA CHILDREN'S TRUST AGREEMENT

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              NARENDRA AND VINITA GUPTA LIVING TRUST

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA K. GUPTA
                                                         --------------------------------------
                                              Name:          Narendra K. Gupta
                                              Title:         Trustee

                                              THE NAREN AND VINITA GUPTA FOUNDATION

                                              By:            /s/ VINITA GUPTA
                                                         --------------------------------------
                                              Name:          Vinita Gupta
                                              Title:         Trustee

                                              By:            /s/ NARENDRA GUPTA
                                                         --------------------------------------
                                              Name:          Narendra Gupta
                                              Title:         Trustee

                                              /s/ VINITA GUPTA
                                              ---------------------------------------------
                                              Vinita Gupta

                                              /s/ NARENDRA K. GUPTA
                                              ---------------------------------------------
                                              Narendra K. Gupta

                                 EXHIBIT INDEX

EXHIBIT
NUMBER  DESCRIPTION
------  -----------------------------------------------------------------
(a)(1)  Offer to Purchase.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release issued jointly by Purchaser and by the Company, dated September 3, 1999.

(a)(8)  Summary Advertisement, dated September 10, 1999.

(b)(1) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp.

(b)(2) Commitment Letter dated September 9, 1999, between Comerica Bank-California and DLZ Corp.

(c)(1) Agreement and Plan of Merger by and between Purchaser and the Company, dated as of September 3, 1999.

(c)(2) Form of Subscription Agreement to be entered into by DLZ Corp. and certain members of the Gupta Family.

(c)(3) Depositary Agreement dated September 9, 1999, between Harris Trust Company of New York and DLZ Corp.

(c)(4) Agreement of Joint Filing dated September 10, 1999, among DLZ Corp., Vinita Gupta, Narendra K. Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation.

(d)     Not applicable.

(e)     Not applicable.

(f)     Not applicable.

(g)(1) Complaint in EDWARD ABOFF, ET AL. V. RICHARD C. ALBERDING, ET AL., CASE NO. CV784389, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.

(g)(2) Complaint in WILLIAM LEVY, ET AL. V. DIGITAL LINK CORPORATION, ET AL., CASE NO. CV784407, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.

(g)(3)  Complaint in ANDREW CURTIS WRIGHT, ET AL. V. DIGITAL LINK
        CORPORATION, ET AL., CASE NO. CV784405, FILED WITH THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF SANTA CLARA.